UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

RUNWAY ACQUISITION CO.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

COX AUTOMOTIVE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Peter C. Cassat, Esq.

Cox Automotive, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: (404) 568-8000

Facsimile: (404) 568-7412

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David C. Karp

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,726,812,389	$433,055.60

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 54,859,720 shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc. (“Dealertrack”) outstanding multiplied by the offer price of $63.25 per share; (ii) 2,649,565 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $63.25 per share, multiplied by the offer price of $63.25 per share minus the exercise price for each such option; (iii) 1,039,435 Shares reserved for issuance upon settlement of outstanding Company restricted share unit awards multiplied by the offer price of $63.25 per Share; (iv) 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards multiplied by the offer price of $63.25 per Share; and (v) 70,097 Shares reserved for issuance upon settlement of outstanding Company deferred share unit awards multiplied by the offer price of $63.25 per Share. The calculation of the filing fee is based on information provided by Dealertrack as of June 23, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $433,055.60	Filing Party: Cox Automotive, Inc.
Form of Registration No.: Schedule TO	Date Filed: June 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on June 26, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack”), at a purchase price of $63.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended hereby, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

(a) Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at midnight (New York City time), on September 30, 2015 (such date and time, the “Expiration Date”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 42,625,043 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 77.08% of the aggregate number of Shares then issued and outstanding. In addition, Purchaser was advised by the Depositary that, as of the Expiration Date, Notices of Guaranteed Delivery had been delivered with respect to 3,406,260 Shares, representing approximately 6.16% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition.”

“All conditions to the Offer having been satisfied, Purchaser accepted for payment, and has paid for by deposit of the Offer Price for such Shares with the Depositary, all Shares validly tendered into and not validly withdrawn from the Offer.”

“Following the consummation of the Offer, Parent and Purchaser completed the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than Shares held (i) in the treasury of Dealertrack or by Parent or Purchaser, which Shares were canceled and cease to exist, (ii) by a wholly owned subsidiary of Dealertrack or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares were converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in Dealertrack prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) were automatically cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and less any applicable withholding taxes.”

“All Shares will be delisted from and will cease to trade on the NASDAQ Stock Market, and the Company will be deregistered under the Exchange Act.”

“On October 1, 2015, Parent and Dealertrack issued a joint press release announcing the completion of the Offer and the Merger. The full text of the press release is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(vi)	Joint Press Release issued by Cox Automotive, Inc. and Dealertrack Technologies, Inc., dated October 1, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2015

RUNWAY ACQUISITION CO.

By:	/s/ Joe Luppino
Name:	Joe Luppino
Title:	Vice President

COX AUTOMOTIVE, INC.

By:	/s/ Joe Luppino
Name:	Joe Luppino
Title:	Executive Vice President & Chief
Corporate Development Officer